Exhibit 12.2

Sunstone Hotel Investors, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(numbers in thousands, except ratio amounts)

	Six Months Ended June 30, 2005	Period October 26, through December 31, 2004	Period January 1, through October 25, 2004	Year Ended December 31,
				2003	2002	2001	2000
Earnings
Earnings from continuing operations	$8,188	$(20,354)	$1,884	$(22,801)	$(4,115)	$(17,799)	$(13,669)
Interest expense and amortization of deferred financing fees	27,415	19,606	43,881	53,974	27,932	40,238	40,851

Total	$35,603	$(748)	$45,765	$31,173	$23,817	$22,439	$27,182

Fixed Charges
Interest expense and amortization of deferred financing fees	$27,415	$19,606	$43,881	$53,974	$27,932	$40,238	$40,851
Preferred dividends	2,802	—	—	—	—	—	—

Total	$30,217	$19,606	$43,881	$53,974	$27,932	$40,238	$40,851

Ratio	1.18	(0.04)	1.04	0.58	0.85	0.56	0.67

Deficiency	$—	$(20,354)	$—	$(22,801)	$(4,115)	$(17,799)	$(13,669)